SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: September 8, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Research Collaborators to
Present Reovirus Research at European National Societies of Immunology Meeting
CALGARY, AB, — September 8, 2006 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced that a poster by A. Melcher et al of the Cancer Research U.K. Clinical Centre, Leeds, UK, Institute of Cancer Research, London, UK, University of Surrey, Guildford, U.K. entitled “Reovirus Activates Dendritic Cells (DC) and Promotes Innate Anti-Tumour Immunity” will be presented tomorrow, September 9, 2006 at the 1st Joint Meeting of European National Societies of Immunology. The meeting is being held from September 6-9, 2006 in Paris, France.
“These results are exciting as they suggest that in addition to direct cancer cell killing, the reovirus may assist the immune system in fighting cancer cells,” said Dr. Matt Coffey, Chief Scientific Officer of Oncolytics.
The poster highlights the researchers’ use of isolated human cells to examine whether the use of the reovirus as a direct tumour killing agent might also activate the innate immune system to play a role in the killing of tumour cells. The innate immune system is the broad, short-term and non-specific first-line immune response to an infection. The research showed that the reovirus can infect and activate immature human dendritic cells. The reovirus-activated DC triggered anti-tumour cytotoxicity when co-cultured with two other types of immune cells, natural killer cells and autologous T-cells. The researchers concluded that the reovirus may support early innate anti-tumour immunity as well as inducing direct tumour cell death.
The poster will be available today on the Oncolytics website at www.oncolyticsbiotech.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this conference with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian Mcintosh
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com
www.oncolyticsbiotech.com